

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2014

<u>Via E-mail</u>
Daniel Yates
Chief Executive Officer
OPower, Inc.
1515 North Courthouse Road, 8th Floor
Arlington, VA 22201

> **Re: OPower, Inc.**
> **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
> **Submitted December 24, 2013**
> **CIK No. 0001412043**

Dear Mr. Yates:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. We note your responses to prior comment 5. With respect to your statement that you have improved customer sentiment metrics by up to 10%, please tell us why you feel it is appropriate to attribute the results of a survey with a sample size of 817 households from one utility customer as representative of the 15.8 million households of the 91 utility customers you served as of December 31, 2012. Please also tell us whether you have conducted similar surveys for your other utility customers.

2. Please confirm whether the monthly savings amounts in Tab 3 of the supplemental materials represent megawatt hours as shown in the chart or kilowatt hours as shown in the subtotal in the right margin.

Prospectus Summary

Overview, page 1

3.   We are continuing to consider your response to prior comment 6 and have the following additional comments:

- In your response you state that the penetration rate of your Customer Engagement solution is not "indicative of [your] ability to sell additional features to [your] existing customers' client base." Tell us the penetration rate for your Customer Engagement solution. Tell us why comparing the two rates would not be a meaningful way to assess your ability to sell the Energy Efficiency product to your Customer Engagement clients.

- Ensure that where your Thermostat Software and Demand Response solutions are discussed that it is clear to the reader that these product offerings are in an early stage and, if true, that revenue and expenses attributable to them are immaterial to your results of operations and financial position.

Use of Proceeds, page 35

4.   You disclose that you will use the net proceeds from the offering for working capital and other general corporate purposes. Please revise to provide more details regarding what constitutes working capital and other general corporate purposes. In this regard, consider disclosing the amount of proceeds that you plan to use to grow your business. This section does not require disclosure of definitive plans and it is acceptable to provide a quantitative discussion of preliminary plans. Refer to Item 504 of Regulation S-K and Instruction 7 to Item 504.

5.   We note that on pages 43, 45, 48 and 66 you describe your growth strategy but do not indicate if it will be funded with offering proceeds. Please tell us whether such anticipated expenses can be funded without applying the proceeds from this offering.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Nine Months Ended September 30, 2012 and September 30, 2013

Key Performance Indicators for Our Business, 44

6.   We are considering your response to prior comment 12 and have the following comments:

- According to your response, "total customers" includes only those clients "who have contractually committed to a minimum level of non-refundable fees" or those who have or will receive services. In your response to prior comment 7, and in new risk factor disclosure on page 15, you disclose that "many of [your] customer agreements . . . are subject to customer termination for any reason." Please tell us, and disclose as appropriate, whether terminating clients have rights to refunds or sales credits. See also the second bullet point at the top of page 23.

- Revise your accounting policy disclosures as necessary to address how customer cancellation rights and refund or credit rights, if any, are included in your revenue recognition policy. As an example, please explain how you considered these provisions in determining whether your fees are fixed or determinable. Refer to SAB Topic 13A4. Tell us whether the revenue recognized for a contract exceeds the refundable amounts if the contract were to be cancelled.

- Your response to prior comment 17 indicates that there are over 14 contracts for which you have recognized little or no revenue. Tell us whether each of these contracts represents an individual customer.

- Refer to the risk factor on page 20 that begins with "Our business depends substantially on customers renewing…" and please explain your response in light this risk factor.

- Please tell us your historical renewal rates for each of the periods presented in your filing.

Critical Accounting Policies

Revenue Recognition, page 54

7.   We note your response to prior comment 16. Explain how you concluded that the set-up services have no stand-alone value upon completion. Your policy states that revenue recognition begins upon delivery. Indicate whether the delivery is the result of the set-up services. It appears from your response that the set-up services require a significant amount of time and effort to complete. Indicate how the fee for these services compares to the entire contract value and whether this fee varies by contract or customer. In addition, describe how you account for the costs incurred in providing the set-up services.

8.   Please reconcile your statement in response to prior comment 17 that "the actual number of households or businesses [served] does not impact fees or revenue." In this regard, it appears that the number of households you serve is a driver of fees and revenue based on the context in which you use of this metric throughout your filing. The following examples are not meant to be considered all inclusive. We note your use of this metric in

- defining what you believe to be your addressable market (page 2);

- demonstrating your significant growth since inception (pages 2 and 43);

- quantifying the penetration of your energy efficiency reports (page 5);

- describing the basis that your subscription fees are based on (page 42);

- identifying potential growth opportunities (page 43); and

- explaining the increase in revenue, in your management's discussion and analysis of your results of operations for the nine months ended September 30, 2013, as a result of an increase in customer penetration driven by the increase in revenue and that customer penetration increased as you expanded the number of households served.

9.   With regard to the three contract types described in response to prior comment 17, please tell us whether there are deferred revenues associated with each, and the amounts, if any.

Common Stock Valuations

July and August 2013 Grants, page 60

10.   It does not appear that you have disclosed the information provided in your response to prior comment 21 within the registration statement. As previously requested, disclose why you reassessed your comparable companies.

Executive Compensation, page 81

11.   With your next amendment, please update your disclosure responsive to Item 402 of Regulation S-K to include the information for the last completed fiscal year, which is now 2013. Please provide corresponding updates to the information provided in the Certain Relationships and Related Party Transactions section.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Operating Segment, Page F-15

12.   We are considering your response to prior comment 25. Please tell us the amount of revenue attributable to each of your four product solutions in each period presented in your filing. Indicate into which of your two primary service deliverables each product solution is classified.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 if you have any other questions or, in his absence, the undersigned at (202) 551-3462.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Richard Kline, Goodwin Proctor LLP